As filed with the Securities and Exchange Commission on August 25, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

THRESHOLD PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer) and Filing Persons (Offeror))

Certain Options to Purchase Common Stock under the Threshold Pharmaceuticals, Inc.

2004 Amended and Restated Equity Incentive Plan

(Title of Class of Securities)

885807107

(CUSIP Number of Class of Securities) (Underlying Common Stock)

Harold E. Selick, Ph.D.

Chief Executive Officer

Threshold Pharmaceuticals, Inc.

1300 Seaport Boulevard

Redwood City, California 94063

(650) 474-8200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person.)

Copies to:

Sarah A. O’Dowd, Esq.

P. Garth Gartrell, Esq.

Heller Ehrman LLP

275 Middlefield Road

Menlo Park, California 94025

(650) 324-7000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$3,233,340	$346.00

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,343,000 shares of common stock of Threshold Pharmaceuticals, Inc., having an aggregate value of $3,233,340 as of August 25, 2006, will be exchanged pursuant to this offer. The aggregate value of these options was calculated based on the Black-Scholes option-pricing model.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $107.00 per each $1.0 million of the value of the transaction.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing party: Not applicable.
Form or Registration No.: Not applicable.	Date filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Option Exchange Program Tender Offer Statement dated August 25, 2006 (the “Offer to Exchange”), attached hereto as Exhibit (a)(2), is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the issuer is Threshold Pharmaceuticals, Inc., a Delaware corporation (the “Company”), the address of its principal executive offices is 1300 Seaport Boulevard, Redwood City, California 94063, and its telephone number is (650) 474-8200.

(b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to Eligible Persons, as defined in the Offer to Exchange, to exchange certain options to purchase shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), granted after February 9, 2005 that are currently outstanding (the “Eligible Options”) under the Threshold Pharmaceuticals, Inc. 2004 Amended and Restated Equity Incentive Plan (the “Plan”).

In exchange for the Eligible Options, tendering option holders will receive new options (the “Replacement Options”) to purchase shares of Common Stock. The Replacement Options will be issued under the Plan, upon the terms and subject to the conditions described in the Offer to Exchange and the related Form of Letter of Transmittal attached hereto as Exhibit (a)(4) (the “Letter of Transmittal,” and together with the Offer to Exchange, as they may be amended or supplemented from time to time, the “Offer”). As of August 25, 2006, Eligible Options to purchase 2,343,000 shares of Common Stock were outstanding under the Plan.

The information set forth in the Offer to Exchange under Section 1 “Eligible Persons”, Section 2 “Number of Options; Expiration Date”, Section 6 “Acceptance of Options for Exchange and Issuance of Replacement Options” and Section 8 “Source and Amount of Consideration; Terms of Replacement Options” is incorporated herein by reference.

(c) The information set forth in the Offer to Exchange under Section 7 “Price Range of Common Stock Underlying the Options” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

The Company is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in the Offer to Exchange under Section 10 “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Current Options and Our Common Stock” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) The information set forth in the Offer to Exchange under “Summary of Terms,” Section 1 “Eligible Persons”, Section 2 “Number of Options; Expiration Date”, Section 4 “Procedures for Participating in the Offer”, Section 5 “Withdrawal Rights”, Section 6 “Acceptance of Options for Exchange and Issuance of Replacement Options”, Section 8 “Source and Amount of Consideration; Terms of Replacement Options”, Section 11 “Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer”, Section 12 “Legal Matters; Regulatory Approvals”, Section 13 “Material U.S. Federal Income Tax Consequences”, Section 14 “Extension of Offer; Termination; Amendment”, and Schedule A “Conditions of this Offer” is incorporated herein by reference.

(b) Members of the Company’s Board of Directors and its executive officers listed under Section 10 “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Current Options and Our Common Stock” of the Offer to Exchange are eligible to participate in the Offer. The information set forth in the Offer to Exchange under Section 10 “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Current Options and Our Common Stock” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

(e) The information set forth in the Offer to Exchange under Section 10 “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Current Options and Our Common Stock” is incorporated herein by reference. The Plan pursuant to which the Eligible Options have been granted is filed herewith as Exhibit (d)(1) and is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the Offer to Exchange under Section 3 “Purpose of this Offer” is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 6 “Acceptance of Options for Exchange and Issuance of Replacement Options” and Section 11 “Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer” is incorporated herein by reference.

(c) Not applicable.

Item 7. Source and Amount of Funds or Other Consideration.

(a) The information set forth in the Offer to Exchange under Section 8 “Source and Amount of Consideration; Terms of Replacement Options” and Section 15 “Fees and Expenses” is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Schedule A “Conditions of this Offer” is incorporated herein by reference.

(d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) The information set forth under Section 10 “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Current Options and Our Common Stock” of the Offer to Exchange attached hereto is incorporated herein by reference.

(b) The information set forth under Section 10 “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Current Options and Our Common Stock” of the Offer to Exchange attached hereto is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

(a) Not applicable.

Item 10. Financial Statements.

(a) The information set forth in the Offer to Exchange under Section 9 “Information About Threshold Pharmaceuticals, Inc.” and Section 16 “Additional Information,” Item 8 of the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on March 28, 2006, and Item 1 of the Company’s Quarterly Reports on Form 10-Q for its fiscal quarters ended March 31, 2006 and June 30, 3006, filed with the Securities and Exchange Commission on May 15, 2006 and August 10, 2006 respectively, are incorporated herein by reference. Copies of the Annual Report on Form 10-K and Quarterly Reports on Form 10-Q have been included with the Offer to Exchange. A copy of the Annual Report on Form 10-K and Quarterly Reports on Form 10-Q can be accessed electronically on the Securities and Exchange Commission’s website at www.sec.gov.

(b) Not applicable.

Item 11. Additional Information.

(a) The information set forth under Section 10 “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Current Options and Our Common Stock” and Section 12 “Legal Matters; Regulatory Approvals” of the Offer to Exchange is incorporated herein by reference.

(b) Not applicable.

Item 12. Exhibits.

(a	)(1)	Form of Letter Accompanying Distribution of the Offer.

(a	)(2)	Offer to Exchange, dated August 25, 2006.

(a	)(3)	Question and Answer Document for Employees, Consultants, Directors and Executive Officers of Threshold Pharmaceuticals, Inc.

(a	)(4)	Form of Letter of Transmittal.

(a	)(5)	Form of Email Confirmation of Receipt of Letter of Transmittal.

(a	)(6)	Form of Letter of Withdrawal.

(a	)(7)	Form of Email to Eligible Option Holders.

(a	)(8)	Form of Email Communication Reporting Results to Tendering Option Holders.

(a	)(9)	Threshold Pharmaceuticals, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on March 28, 2006 and incorporated herein by reference.

(a	)(10)	Threshold Pharmaceuticals, Inc. Quarterly Report on Form 10-Q for its quarter ended March 31, 2006, filed with the Securities and Exchange Commission on May 15, 2006 and incorporated herein by reference.

(a	)(11)	Threshold Pharmaceuticals, Inc. Quarterly Report on Form 10-Q for its quarter ended June 30, 2006, filed with the Securities and Exchange Commission on August 10, 2006 and incorporated herein by reference.

(a	)(12)	Form of Email to Eligible Option Holders dated August 25, 2006.

(b	)	Not applicable.

(d	)(1)	Threshold Pharmaceuticals, Inc. 2004 Amended and Restated Equity Incentive Plan and form of Option Agreement thereunder, filed as Exhibit 10.20 to Threshold Pharmaceuticals, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on May 24, 2005 and incorporated herein by reference.

(g	)	Not applicable.

(h	)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Threshold Pharmaceuticals, Inc.

By:	/s/ Michael S. Ostrach
Michael S. Ostrach, J.D. Chief Operating Officer and General Counsel

Date: August 25, 2006

INDEX TO EXHIBITS

(a)(1)	Form of Letter Accompanying Distribution of the Offer.

(a)(2)	Offer to Exchange, dated August 25, 2006.

(a)(3)	Question and Answer Document for Employees, Consultants, Directors and Executive Officers of Threshold Pharmaceuticals, Inc.

(a)(4)	Form of Letter of Transmittal.

(a)(5)	Form of Email Confirmation of Receipt of Letter of Transmittal.

(a)(6)	Form of Letter of Withdrawal.

(a)(7)	Form of Email to Eligible Option Holders.

(a)(8)	Form of Email Communication Reporting Results to Tendering Option Holders.

(a)(9)	Threshold Pharmaceuticals, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on March 28, 2006 and incorporated herein by reference.

(a)(10)	Threshold Pharmaceuticals, Inc. Quarterly Report on Form 10-Q for its quarter ended March 31, 2006, filed with the Securities and Exchange Commission on May 15, 2006 and incorporated herein by reference.

(a)(11)	Threshold Pharmaceuticals, Inc. Quarterly Report on Form 10-Q for its quarter ended June 30, 2006, filed with the Securities and Exchange Commission on August 10, 2006 and incorporated herein by reference.

(a)(12)	Form of Email to Eligible Option Holders dated August 25, 2006.

(b)	Not applicable.

(d)(1)	Threshold Pharmaceuticals, Inc. 2004 Amended and Restated Equity Incentive Plan and form of Option Agreement thereunder, filed as Exhibit 10.20 to Threshold Pharmaceuticals, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on May 24, 2005 and incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.